UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                       PURSUANT TO RULE 13a-16 OR 15d-16
                     UNDER THE SECURITIES EXCHANGE ACT OF 1934




                       For the month of February, 2004

                                 SPIRENT plc
     _____________________________________________________________________
                (Translation of registrant's name into English)

  Spirent House, Crawley Business Quarter, Fleming Way, Crawley, West Sussex
                                RH10 9QL, UK.
     _____________________________________________________________________
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F    X         Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes .....        No     X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________




SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES



1. Name of company


SPIRENT PLC



2. Name of shareholder having a major interest


BARCLAYS PLC



3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18


SHAREHOLDER NAMED IN 2 ABOVE



4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them


Registered Holder                                            Account designation                  Holding



ALMLUFTTL-18409-CHASE MANHATTA                               ALMLUFTT                              487,521

ASTEXMTTL-21359-CHASE NOMINEES                               ASTEXMTT                            1,220,660

ASUKEXTTL-20947-CHASE MANHATTA                               ASUKEXTT                           27,198,554

BARCLAYS CAPITAL NOMINEES LIMI                                                                     734,302

BARCLAYS TRUST CO AS EXEC/ADM                                                                        1,128

BLENTFUKQ-16344-CHASE MANHATTA                               BLENTFUK                              233,166

BLENTPUKQ-16345-CHASE MANHATTA                               BLENTPUK                              473,221

BLEQFDUKQ-16331-CHASE MANHATTA                               BLEQFDUK                              246,435

BLEQPTUEA-16341-CHASE MANHATTA                               BLEQPTUE                            1,592,631

BLEQPTUKQ-16341-CHASE MANHATTA                               BLEQPTUK                              650,710

BLUKINTTL-16400-CHASE MANHATTA                               BLUKINTT                            8,433,668

CHATRKTTL-16376-CHASE MANHATTA                               CHATRKTT                              475,611

INVESTORS BANK AND TRUST CO.                                 527191                              3,001,721

INVESTORS BANK AND TRUST CO.                                 536747                                713,052

INVESTORS BANK AND TRUST CO.                                 552942                                402,745

INVESTORS BANK AND TRUST CO.                                 573039                                 92,016

INVESTORS BANK AND TRUST CO.                                 585934                                  9,820

INVESTORS BANK AND TRUST CO.                                 595966                                230,692

JPMORGAN CHASE BANK                                          540186                                181,647

NORTHERN TRUST BANK - BGI SEPA                               581610                                274,022

NORTHERN TRUST BANK - BGI SEPA                               584069                                116,930

R C GREIG NOMINEES LIMITED A/C                               BL1                                   161,919

R C GREIG NOMINEES LIMITED A/C                               CM1                                    40,458

R C GREIG NOMINEES LIMITED GP1                               GP1                                    15,218

R C GREIG NOMINEES LIMITED SA1                               SA1                                    18,461

UBS LIMITED                                                  583996                                446,293

ZEBAN NOMINEES LIMITED                                                                               4,780

                                                             TOTAL                              47,457,381



5. Number of shares / amount of stock acquired


NOT NOTIFIED



6. Percentage of issued class


NOT NOTIFIED



7. Number of shares / amount of stock disposed


-



8. Percentage of issued class


-



9. Class of security


ORDINARY SHARES OF 3.3333 PENCE EACH



10. Date of transaction


NOT NOTIFIED



11. Date company informed


02 FEBRUARY 2004



12. Total holding following this notification


47,457,381



13. Total percentage holding of issued class following this notification


5.01%



14. Any additional information


NOTIFICATION RECEIVED PURSUANT TO S198-202 COMPANIES ACT 1985 THAT THE SHAREHOLDER NAMED IN 2 ABOVE HAS INCREASED THEIR SHAREHOLDING IN SPIRENT PLC TO 5.01%. SHAREHOLDER PREVIOUSLY REPORTED A SHAREHOLDING OF 38,006,086 SHARES (4.03%) ON 21 OCTOBER 2003.



15. Name of contact and telephone number for queries


LUKE THOMAS - 01293 767658



16. Name and signature of authorised company official responsible for making this notification


LUKE THOMAS - DEPUTY COMPANY SECRETARY


Date of notification


02 FEBRUARY 2004



The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.




                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               ______LUKE THOMAS______

                                                     (Registrant)

Date 02 February 2004                     By   ____/s/ Luke Thomas____

                                                    (Signature)*